Exhibit 99.2

1 2Q22 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 2Q22 KPIs and Financials 02 Q&A 03 01 Highlights

1 Highlights

Quarter Highlights

XP Inc.

1. **Business Model Resilience**: record quarterly revenues, **R$3.6 billion**, with all-time-high Retail Revenues, up 15% QoQ

2. **Diversifying Revenue Stream:** New Verticals revenue growth of 113% YoY

3. **Cost Discipline**: despite investing ~R$500 million in early-stage initiatives[1] in 1H22, Adj. EBITDA Margin stood above 35% and Adj. Net Margin above 30%

4. **Important Products Delivery**: Debit Card, Digital Bank Account, Direct International Investments Platform for Retail Clients and launch of XTAGE

5. XP was rewarded **Most Innovative Financial Services Company** by Valor Econômico

(1) Early-stage initiatives relate to banking, direct international investments platform, internal advisors and XTAGE. Relates to expenses in the Income Statement

5

6 Recent Developments Service available through XP International, the US Broker Service of XP Inc. Learn more about the product: https://lp.xpi.com .br /mercadointernacional Direct International Investments Platform for Retail Clients Democratizing access to International Investments » Already available to 950k+ XP clients » Frictionless digital experience » Integrated within the same app » No minimum investment and no maintenance fees » Instant exchange with pre - approved limits with no extra documentation » Access to 10k+ Equities, ETFs, ADRs, REITs from NASDAQ & NYSE » Roadmap for growth: mutual funds, bonds, banking services and more

7 Recent Developments Note: internal research made with ~3,000 clients from the XP Brand. 59% Of our clients already invest in crypto assets 58% Of them invest directly in cryptocurrencies 88% Of them have the intention of investing in crypto through XP XTAGE

2 2Q22 KPIs and Financials

9 Notes: (1) See Company fillings for a reconciliation of Adjusted Net Income and Adjusted EBITDA; (2) This portfolio is net of pr ovisions and does not include Intercompany and Credit Card related loans and receivables. Adjusted Net Income¹ R $ 1 . 0 Bn +1% YoY Gross Revenue R $ 3 . 6 Bn Highlights KPIs R $ 2 . 5 Bn Gross Profit +16% YoY R $ 846 Bn Investment AuC +4% YoY Credit Portfolio² R $ 12 . 9 Bn +89% YoY Retirement Plans AuC R $ 54 Bn +38% YoY Credit Card TPV R $ 5 . 5 Bn +161% YoY 30.5% Adjusted Net Margin NPS 76 Adjusted EBITDA 1 R $ 1 . 2 Bn - 2% YoY +13% YoY 2Q22 Highlights and Main KPIs - 375 bps YoY

10 Total Revenues Total Gross Revenues (in R$ mn ) Highlights ▪ Driven mainly by the Retail business, with growing contribution from Fixed Income products and Float revenues YoY ▪ Pick up in Capital Markets activity, especially in DCM, led to a rebound in Issuer Services revenue QoQ 3,200 3,270 3,618 2Q21 1Q22 2Q22 +13% RETAIL INSTITUTIONAL 77% 12 % of 2Q22 Total Gross Revenue 6 % ISSUER SERVICES 5 % DIGITAL CONTENT & OTHER 13% growth YoY led by Retail revenues

11 Retail Revenues Retail Revenue (in R$ mn ) (1) LTM Take Rate (LTM Retail Revenue / Average AUC), with Average AUC = (Sum of AUC from the beginning of period and each qu art er - end in a given year, being 5 data points in one year)/5 Highlights ▪ Strong demand for fixed income products and a larger contribution from Float more than offset weaker Equities and Futures revenues ▪ Performance fees from the funds’ platform were also relevant contributors to Retail revenue on a QoQ basis LTM Take Rate 1 Highlights ▪ Annualized quarterly take rate¹ increased + 15 bps from 1 . 15 % on 1 Q 22 to 1 . 30 % in 2 Q 22 . LTM take rate² remained stable at 1 . 27% ▪ On 2 Q 22 , Retail related revenues represented 78 % of consolidated Net Income from Financial Instruments 2,452 2,425 2,786 2Q21 1Q22 2Q22 +14% 3.75% 1Q20 2Q20 2.25% 2.00% 4Q20 11.75% 3Q20 2.00% 2.75% 1Q21 1Q22 4.25% 9.25% 2Q21 6.25% 3Q21 4Q21 13.25% 2Q22 1.30% 1.32% 1.29% 1.31% 1.30% 1.27% 1.27% 1.26% 1.30% 1.27% Selic Rate (EoP) LTM Take Rate Fixed Income, Float and Performance fees more than offset lower volumes in Equities & Futures

12 Adjusted EBITDA and Adjusted Net Income Higher SG&A due to New Verticals and Internal Advisors (1) See Company fillings for a reconciliation of Adjusted Net Income and Adjusted EBITDA. Highlights ▪ Adjusted EBITDA decreased 2 % YoY, driven mainly by higher relative SG&A expenses due to our investments in new verticals and internal advisors Adjusted EBITDA¹ (in R$ mn ) 41.3% 38.2% % Adj EBITDA Margin 1,245 1,191 1,215 2Q21 2Q22 1Q22 - 2% 35.4% % Adj Net Margin Adjusted Net Income¹ (in R$ mn ) Highlights ▪ Adjusted Net Income grew 1 % YoY, in connection with the factors explained in the Adjusted EBITDA and a lower normalized effective tax rate 1,034 987 1,046 2Q21 2Q22 1Q22 +1% 34.2% 31.6% 30.5%

Q&A

14 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

16 375 548 436 2Q21 1Q22 2Q22 +16% Institutional and Issuer Services Institutional Revenue (in R$ mn ) Highlights ▪ Institutional revenue has increased 16 % YoY, especially related to FICC strategies ▪ In 2 Q 22 , Institutional revenue accounted for 12 % of consolidated Net Income from Financial Instruments Issuer Services Revenue (in R$ mn ) Highlights ▪ The pent - up demand and robust pipeline in DCM we had anticipated back in March led to a 74 % increase in Issuer Services revenue QoQ, despite lower Capital Markets activity levels relative to 2021 , especially due to ECM 255 121 210 2Q21 2Q22 1Q22 - 17%

17 Non - GAAP Financial Information Floating and Adjusted Gross Financial Assets 17 Adjusted Gross Financial Assets (in R $ mn ) Float Balance (in R $ mn ) Float Balance (=net uninvested clients' deposits) 2Q22 1Q22 Assets (3,149) (2,489) (-) Securities trading and intermediation (3,149) (2,489) Liabilities 15,272 18,313 (+) Securities trading and intermediation 15,272 18,313 (=) Float 12,123 15,824

Non-GAAP Financial Information

Adjusted Assets (from the factors listed below) reflects our business more realistically

XP Inc.

Simplified Balance Sheet (in R$ mn)

Assets	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Assets [A-B-C-D]
Total	**170,276**	**39,102**	**131,175**	**15,272**	**115,903**	**49,091**	**66,812**
Securities - Fair Value through P&L	67,521	39,102	28,419	-	28,419	1,663	26,756
Securities - Repos	4,812	-	4,812	-	4,812	4,812	-
Securities - Fair Value through OCI	36,183	-	36,183	12,123	24,059	24,059	-
Securities - Trading & Intermediation	3,149	-	3,149	3,149	-	-	-
Other Financial Instruments	26,734	-	26,734	-	26,734	18,556	8,178
Other Assets	31,878	-	31,878	-	31,878	-	31,878

Liabilities + Equity	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Liabilities & Equity [A-B-C-D]
Total	**170,276**	**39,102**	**131,175**	**15,272**	**115,903**	**49,091**	**66,812**
Securities - Repos	30,534	-	30,534	-	30,534	30,534	-
Other Finan. Liab.	24,714	-	24,714	-	24,714	18,556	6,158
Pension Funds	39,102	39,102	-	-	-	-	-
Securities - Trading & Intermediation	15,272	-	15,272	15,272	-	-	-
Other Liabilities & Equity	60,655	-	60,655	-	60,655	-	60,655

Key factors inflating our balance sheet

[B] Pension Funds

- AUM from XP Vida & Previdência is accounted in both assets and liabilities

[C] Floating

- Uninvested cash from clients allocated in sovereign bonds

[D] Client Liquidity & Sovereign Bonds Arbitrage

- Providing liquidity to clients with derivatives
- Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities

18

19 2Q22 2Q21 YoY 1Q22 QoQ EBITDA 1,001 1,080 -7% 980 2% (+) Share Based Compensation 214 165 29% 212 1% Adj. EBITDA 1,215 1,245 -2% 1,191 2% Non - GAAP Financial Information Adjusted EBITDA and Adjusted Net Income 19 Adjusted Net Income (in R $ mn ) Adjusted EBITDA (in R $ mn ) 2Q22 2Q21 YoY 1Q22 QoQ Net Income 913 931 -2% 854 7% (+) Share Based Compensation 214 165 29% 212 1% (+/-) Taxes (81) (63) 28% (79) 2% Adj. Net Income 1,046 1,034 1% 987 6%